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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3559 Fax

October 13, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)
(File Nos. 333-170122 and 811-22487)

Dear Ms. White:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Deutsche X-trackers USD High Yield Corporate Bond ETF and Deutsche X-trackers iBoxx Emerging Markets Quality Weighted Bond ETF, each a new series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2016. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.	Pursuant to the Division of Corporation Finance’s announcement, ““Tandy” Representations No Longer Needed in Filing Reviews” on October 5, 2016, we have not included the “Tandy” information.
(http://www.sec.gov/corpfin/announcement/cf-announcement--no-more-tandy-language.html)

DEUTSCHE X-TRACKERS USD HIGH YIELD CORPORATE BOND ETF

Comment 2.	In the “Principal Investment Strategies” section, the disclosure states that the Fund will concentrate its investments in a particular industry or group of industries to the extent that its Underlying Index is concentrated. Please include any such concentration as a principal risk of investing in the Fund.

Response 2.	This disclosure has been revised accordingly.

ALL FUNDS

Comment 3.	Please consider whether the sub-section entitled “Additional Investment Strategies,” which appears on page 11 of the prospectus, should be renamed “Further Discussion of Investment Strategies.” We note that “Additional Investment Strategies” is also a sub-section appearing on page 17 of the prospectus.

Response 3.	The heading has been revised to “Additional Information About the Funds’ Investment Strategies” for consistency with changes made in the Trust’s annual update.

Comment 4.	In the “Additional Information about the Funds’ Principal Investment Strategies, Underlying Indexes and Risks – Additional Information about each Fund’s Underlying Index – Markit iBoxx USD Emerging Markets Sovereign Quality Weighted Total Return Index” section, the third bullet point lists 144A securities as ineligible bonds. However, the “Main Risks” section lists restricted securities and Rule 144A securities as a principal risk of investing in the Fund. Please reconcile this disclosure.

Response 4.	The index description for the Markit iBoxx USD Emerging Markets Sovereign Quality Weighted Total Return Index has been revised to remove 144A securities as ineligible bonds.

Comment 5.	In the “Additional Information about the Funds’ Principal Investment Strategies, Underlying Indexes and Risks – Additional Information about each Fund’s Underlying Index – Markit iBoxx USD Emerging Markets Sovereign Quality Weighted Total Return Index” section, please disclose the criteria for determining whether a country has weak fundamentals.

Response 5.	This disclosure has been revised accordingly.

Comment 6.	In the “Creations and Redemptions” section, the disclosure indicates that each Fund invests a portion of its assets in foreign currency forward contracts. Please confirm whether investing in derivatives will be a principal investment strategy for each of the Funds.

Response 6.	The Trust hereby confirms that investing in derivatives is not a principal investment strategy for the Funds. The disclosure has been revised to remove references to the Funds’ investing in foreign currency forward contracts.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz